UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TRANS WORLD ENTERTAINMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89336 Q 10 0
(CUSIP Number)

Robert J. Higgins
38 Corporate Circle
Albany, New York 12203
(518) 452-1242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 89336 Q 10 0		Page 1 of 4 Pages
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
17,332,442
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8	SHARED VOTING POWER

50,550

	9	SOLE DISPOSITIVE POWER

17,332,442

	10	SHARED DISPOSITIVE POWER
50,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,382,992

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

     This Amendment No. 6 to Schedule 13D (this “Amendment No. 5”) is being filed on behalf of Robert J. Higgins and amends the Schedule 13D filed by Mr. Higgins on December 10, 2007, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Higgins on February 5, 2008, as further amended by Amendment No. 2 to Schedule 13D filed by Mr. Higgins on April 4, 2008, as further amended by Amendment No. 3 to Schedule 13D filed by Mr. Higgins on May 6, 2008, as further amended by Amendment No. 4 to Schedule 13D filed by Mr. Higgins on January 23, 2009 and as further amended by Amendment No. 5 to Schedule 13D filed by Mr. Higgins on March 11, 2009 (as amended, the “Initial Schedule 13D”). This Amendment No. 6 relates to the common stock, par value $0.01 per share (the “Company Common Stock”), of Trans World Entertainment Corporation, a New York corporation (the “Company”).

     Certain information contained in this Amendment No. 6 relates to the ownership of Company Common Stock by persons other than Mr. Higgins. Mr. Higgins expressly disclaims any liability for any such information and for any other information provided in this Amendment No. 6 that does not expressly pertain to Mr. Higgins.

     Unless otherwise indicated, all capitalized, undefined terms used in this Amendment No. 6 shall have the respective meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information set forth in the Initial Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following:

     As of October 2, 2009, the Reporting Person had purchased, in open market purchases, an aggregate of 187,179 additional shares of Company Common Stock, for a total purchase price of approximately $179,970, including brokerage commissions. The Reporting Person purchased such shares with personal funds.

Item 4.	Purpose of Transaction.

     No material change from Schedule 13D/A filed on March 11, 2009.

Item 5.	Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a), (b) As of the date hereof, the aggregate number and percentage of shares of Company Common Stock beneficially owned by Mr. Higgins (assuming full exercise of his options to purchase shares of Company Common Stock), including the number of shares of Company Common Stock as to which Mr. Higgins has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

     According to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2009, filed with the Commission on September 10, 2009 (the “Form 10-Q”),

there were 31,395,439 shares of Company Common Stock outstanding as of August 29, 2009.

Number of

	Number of		Number of		Number of		Shares with		Aggregate of		Adjusted		Percent of

	Shares with		Shares with		Shares with		Shared		Shares		Number of		Shares

	Sole Power		Shared Power		Sole Power		Power to		Beneficially		Shares		Beneficially

Reporting Person	to Vote		to Vote		to Dispose		Dispose		Owned		Outstanding		Owned

Robert J. Higgins	17,332,442	(1)	50,550	(2)	17,332,442	(1)	50,550	(2)	17,382,992	(3)	35,195,439	(4)	49.4	% (5)

(1)

Consists of (i) 13,394,942 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,800,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding and (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee.

(2) Consists of 50,550 shares of Company Common Stock owned by Mr. Higgins’s spouse

(3)

Consists of (i) 13,394,942 shares of Company Common Stock directly owned by Mr. Higgins, (ii) 3,800,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding, (iii) 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee, and (iv) 50,550 shares of Company Common Stock owned by Mr. Higgins’s spouse

(4)

Consists of (i) shares of Company Common Stock issued and outstanding as of August 29, 2009, as set forth in the Form 10-Q and (ii) 3,800,000 shares of Company Common Stock issuable upon the exercise of options held by Mr. Higgins that are vested and outstanding.

(5)

Based on (i) all shares of Company Common Stock issued and outstanding as of August 29, 2009, as set forth in the Form 10-Q and (ii) 3,800,000 shares of Company Common Stock subject to options held by Mr. Higgins that are vested and outstanding.

(c) During the last sixty days there were no transactions with respect to the Company Common Stock affected by Mr. Higgins.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

No material change from Schedule 13D/A filed on March 11, 2009.

Item. 7	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2009

/s/ Robert J. Higgins

Name: Robert J. Higgins